                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                           (Amendment No.     )*

                                 ODWALLA, INC.
                                (Name of issuer)

                      Common Stock, No Par Value Per Share
                      ------------------------------------
                         (Title of class of securities)

                                   676111107
                                 (CUSIP Number)

                             THE COCA-COLA COMPANY
                             TCCC ACQUISITION CORP.
                           C/O THE COCA-COLA COMPANY
                              ONE COCA-COLA PLAZA
                             ATLANTA, GEORGIA 30313
                         ATTN: CHIEF FINANCIAL OFFICER
                           TELEPHONE: (404) 676-2121
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                              CAROL C. HAYES, ESQ.
                             THE COCA-COLA COMPANY
                              ONE COCA-COLA PLAZA
                             ATLANTA, GEORGIA 30313
                           TELEPHONE: (404) 676-2121

                                October 29, 2001
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP NO.  67611107

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  The Coca-Cola Company
                  58-0628465

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)   [X]
                                                                                (b)   [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

         NUMBER OF           7.       SOLE VOTING POWER                              0
          SHARES
       BENEFICIALLY          8.       SHARED VOTING POWER                       5,950,650
         OWNED BY
           EACH              9.       SOLE DISPOSITIVE POWER                         0
         REPORTING
        PERSON WITH          10.      SHARED DISPOSITIVE POWER                  6,280,594

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            6,280,594 shares**,

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  56.6% (based on 11,103,321 shares outstanding on October 25, 2001)

14.      TYPE OF REPORTING PERSON*
                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See the Introduction to the Offer to Purchase and Section 11 ("The Merger Agreement; the Option Agreement; the Tender Agreements; and the Employment Agreement") of the Offer to Purchase, which is incorporated herein by reference, for a description of the Tender Agreements by and among The Coca-Cola Company, TCCC Acquisition Corp. and certain tendering shareholders dated October 29, 2001.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by TCCC Acquisition Corp. or The Coca-Cola Company that it is the beneficial owner of any of the common stock of Odwalla, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


                               Page 2 of 10 Pages
                            Exhibit Index on Page 10

CUSIP NO.  676111107

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  TCCC Acquisition Corp.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)   [X]
                                                                                (b)   [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  California

         NUMBER OF           7.       SOLE VOTING POWER                              0
          SHARES
       BENEFICIALLY          8.       SHARED VOTING POWER                       5,950,650
         OWNED BY
           EACH              9.       SOLE DISPOSITIVE POWER                         0
         REPORTING
        PERSON WITH          10.      SHARED DISPOSITIVE POWER                  6,280,594

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            6,280,594 shares**

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  56.6% (based on 11,103,321 shares outstanding on October 25, 2001)

14.      TYPE OF REPORTING PERSON*
                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See the Introduction to the Offer to Purchase and Section 11 ("The Merger Agreement; the Option Agreement; the Tender Agreements; and the Employment Agreement") of the Offer to Purchase, which is incorporated herein by reference, for a description of the Tender Agreements by and among The Coca-Cola Company, TCCC Acquisition Corp. and certain tendering shareholders dated October 29, 2001.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by TCCC Acquisition Corp. or The Coca-Cola Company that it is the beneficial owner of any of the common stock of Odwalla, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


                               Page 3 of 10 Pages
                            Exhibit Index on Page 10

         This statement is filed by The Coca-Cola Company, a Delaware corporation ("TCCC"), and TCCC Acquisition Corp., a California corporation (the "Offeror") and a wholly owned subsidiary of TCCC, and relates to the tender offer by the Offeror and TCCC to purchase all outstanding shares of common stock, no par value, of Odwalla, Inc., a California corporation (the "Issuer"), at $15.25 per share, net to the seller in cash less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 6, 2001 (the "Offer to Purchase"), incorporated by reference from Exhibit (a)(1) of the Schedule TO filed by the Offeror and TCCC (the "Schedule TO") and the related Letter of Transmittal, incorporated by reference from Exhibit (a)(2) of the Schedule TO (the "Offer").

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D relates is the common stock, no par value, of the Issuer (the "Shares"). The address of the Issuer's principal executive offices is 120 Stone Pine Road, Half Moon Bay, California 94019.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) and (f) This Schedule 13D is being filed on behalf of the Offeror and TCCC. The Offeror and TCCC are referred to herein collectively as the "Reporting Persons", who together may constitute a group within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934 (the "Act").

         The Offeror, a California corporation and a wholly owned subsidiary of TCCC, was newly organized in connection with the Offer. The Offeror has not carried on any activities to date other than those incident to its formation and commencement of the Offer. The Offeror has its principal executive offices at One Coca-Cola Plaza, Atlanta, Georgia 30313. TCCC owns 100% of the outstanding voting stock of the Offeror.

         TCCC was incorporated in September 1919 under the laws of the State of Delaware and succeeded to the business of a Georgia corporation of the same name. TCCC's business is nonalcoholic beverages, principally soft drinks, but also a variety of noncarbonated beverages, including juice and juice-drink products. TCCC has its principal executive offices at One Coca-Cola Plaza, Atlanta, Georgia 30313. The common stock of TCCC is listed on the New York Stock Exchange under the symbol "KO."

         The information set forth in Section 8 ("Certain Information Concerning the Offeror and TCCC") of the Offer to Purchase and Annex I ("Certain Information Concerning the Directors and Officers of the Offeror and TCCC") of the Offer to Purchase is incorporated herein by reference.

         (d) - (e) During the last five years, none of TCCC, the Offeror or, to the best knowledge of the Offeror and TCCC, any of the persons listed in Annex I of the Offer to Purchase (which is incorporated herein by reference), (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 29, 2001, TCCC, the Offeror and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, the Offeror and TCCC, on November 6, 2001, offered to purchase all the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase.

         In connection with the Merger Agreement, the Offeror and TCCC entered into Tender Agreements dated October 29, 2001 (the "Tender Agreements"), with each of the following shareholders: Bain Capital Fund VI, L.P.; BCIP Associates II; BCIP Trust Associates II; BCIP Associates II-B; BCIP Trust Associates II-B; BCIP


                               Page 4 of 10 Pages
                            Exhibit Index on Page 10

Associates II-C; PEP Investments Pty. Limited; U.S. Equity Partners, L.P.; U.S. Equity Partners (Offshore), L.P.; Catterton-Simon Partners III, L.P.; D. Stephen
C. Williamson; James R. Steichen; Theodore R. Leaman III; Douglas K. Levin; Michael Carter; Julie Carter; and Robert Carter (the "Tendering Shareholders"). Pursuant to the Tender Agreements, the Tendering Shareholders have agreed to tender an aggregate of 6,280,594 Shares owned by the Tendering Shareholders (the "Committed Shares") and certain of the Tendering Shareholders have agreed to vote 5,950,650 of the Committed Shares in favor of the Merger and otherwise in the manner directed by the Offeror. The Committed Shares represent approximately 57% of the Shares that as of October 25, 2001 were issued and outstanding.

         The Tender Agreements also provide that U.S. Equity Partners, L.P.; U.S. Equity Partners (Offshore), L.P.; Catterton-Simon Partners III, L.P.; Bain Capital Fund VI, L.P.; BCIP Associates II; D. Stephen C. Williamson; Douglas Levin; Michael Carter; Julie Carter; and Robert Carter (the "Voting Shareholders"), representing in the aggregate 5,950,650 shares, irrevocably appoint the Offeror as their proxy to vote their portion of such Committed Shares in connection with the transaction in the following manner: (i) for the adoption and approval of the Merger Agreement and the merger of the Offeror with and into the Issuer (the "Merger") and (ii) in any manner as TCCC, in its sole discretion, may see fit with respect to any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or securities of Odwalla or any of its subsidiaries (other than pursuant to the Merger) or any other change of control involving Odwalla or any of its subsidiaries, including, but not limited to, any Competing Acquisition Proposal. A "Competing Acquisition Proposal" means any proposal from a third party with respect to a merger, consolidation, share exchange, tender offer or similar transaction involving the Issuer or any subsidiary of the Issuer, or any purchase or other acquisition of 20% or more of the assets of the Issuer or any subsidiary of the Issuer or any purchase or other acquisition of any equity interest in the Issuer or any subsidiary of the Issuer. Notwithstanding the foregoing grant to TCCC of the irrevocable proxy, if TCCC elects not to exercise its rights to vote the securities pursuant to the irrevocable proxy, each Voting Shareholder agreed to vote the securities during the term of the Tender Agreement (i) in favor of or give its consent to, as applicable, a proposal to adopt and approve the Merger Agreement and the Merger as described in the Tender Agreement, or (ii) in the manner directed by TCCC if the issue on which the Voting Shareholder is requested to vote is a matter described in clause (ii) of the preceding sentence, in each case, at any annual, special or other meeting or action of the shareholders of the Issuer, in lieu of a meeting or otherwise. The Committed Shares that are subject to voting agreements represent approximately 54% of the Shares that as of October 25, 2001 were issued and outstanding.

         The Tender Agreements provide that the Tendering Shareholders (i) except as consented to in writing by TCCC in its sole discretion, will not, directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit their right to vote in any manner any of the Committed Shares, or agree to do any of the foregoing, and (ii) will not take any action which would have the effect of preventing or disabling the Tendering Shareholders from performing their obligations under the Tender Agreements. Notwithstanding the foregoing, in connection with any transfer not involving or relating to any Competing Acquisition Proposal, the Tendering Shareholders may transfer any or all of the Committed Shares as follows: (i) in the case of a Tendering Shareholder that is an entity, to any subsidiary, partner or member of the Tendering Shareholder and (ii) in the case of an individual Tendering Shareholder, to such Tendering Shareholder's descendants or any trust for any of their benefits or to a charitable trust; provided, however, that in any such case, prior to and as a condition to the effectiveness of such transfer, (x) each person or entity to which any of such Committed Shares or any interest in any of such Committed Shares is or may be transferred (a) shall have executed and delivered to TCCC and the Offeror a counterpart to the applicable Tender Agreement pursuant to which such person or entity shall be bound by all of the terms and provisions of the applicable Tender Agreement, and (b) shall have agreed in writing with TCCC and the Offeror to hold such Shares or interest in such Shares subject to all of the terms and provisions of the applicable Tender Agreements, and (y) the applicable Tender Agreement shall be the legal, valid and binding agreement of such person, enforceable against such person in accordance with its terms, subject to the qualification, however, that enforcement of the rights and remedies created by the applicable Tender Agreement is subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general application related to or affecting creditors' rights and to general equity principles.


                               Page 5 of 10 Pages
                            Exhibit Index on Page 10

         In addition, during the term of the Tender Agreements, neither the Tendering Shareholders nor any person acting as an agent of the Tendering Shareholders or otherwise on the Tendering Shareholders' behalf shall, directly or indirectly, (a) solicit, initiate or encourage the submission of any Competing Acquisition Proposal or any other sale, transfer, pledge or other disposition or conversion of any of the Committed Shares or (b) participate in or encourage any discussion or negotiations regarding, or furnish to any person any non-public information with respect to, enter into any agreement with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Acquisition Proposal or any other sale, transfer, pledge or other disposition or conversion of any of the Committed Shares, in any case, from, to or with any person other than TCCC or the Offeror. The Tendering Shareholders agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing. The Tendering Shareholders also agreed to notify the Offeror immediately if any party contacts the Tendering Shareholders following the date of the Tender Agreements (other than the Offeror or an affiliate or associate of the Offeror) concerning any Competing Acquisition Proposal or any other sale, transfer, pledge or other disposition or conversion of the Committed Shares.

         The Tender Agreements terminate upon the earlier of (1) the termination of the Merger Agreement pursuant to Sections 8.1(a), (b), (c), (d) or (e) of the Merger Agreement or (2) six months after the termination of the Merger Agreement pursuant to Sections 8.1 (f), (g) or (h) of the Merger Agreement.

         The Offeror estimates that the total amount of funds required to purchase all of the outstanding shares of Common Stock (on a fully diluted basis) pursuant to the Offer, to repay outstanding indebtedness and to pay fees, expenses and other obligations related to the Offer and the Merger will be approximately $192.5 million. Of this amount, the Offeror expects approximately $181.5 million to be used to purchase outstanding shares of Common Stock pursuant to the Offer and to cash out in-the-money options and warrants, approximately $5.0 million to be used to repay outstanding indebtedness and approximately $6.0 million to be used to pay fees, expenses and other obligations related to the Offer and the Merger. The Offeror plans to obtain all funds needed for the Offer and the Merger through capital contributions or advances made by TCCC.

         The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (j) The Reporting Persons entered into the Merger Agreement and the related Tender Agreements with the intent of acquiring control of, and the entire common equity interest in, the Issuer. Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of TCCC.

         The information set forth in the Introduction of the Offer to Purchase,
Section 10 ("Background of the Offer; Contacts with Odwalla") of the Offer to Purchase, Section 11 ("The Merger Agreement; the Option Agreement; the Tender Agreements; and the Employment Agreement") of the Offer to Purchase, Section 12 ("Purpose of the Offer; the Merger; Plans for Odwalla") of the Offer to Purchase, Section 13 ("Dividends and Distributions") of the Offer to Purchase and Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (d) As a result of the Tender Agreements, the Offeror (together with TCCC) has the shared power to dispose of 6,280,594 Shares, representing approximately 57% of the outstanding Shares of the Issuer and the shared power to vote 5,950,650 Shares, representing approximately 54% of the outstanding Shares of the Issuer. The calculation of the foregoing percentages is based on the number of Shares disclosed to the Offeror and TCCC by the Issuer as issued and outstanding as of October 25, 2001. The Offeror has shared voting power over 5,950,650 of these Shares and shared dispositive power over 6,280,594 of these Shares. The Offeror may be deemed to be the beneficial owner of 6,280,594 Shares, representing approximately 57% of the issued and outstanding Shares as of October 25, 2001.


                               Page 6 of 10 Pages
                            Exhibit Index on Page 10

         As a result of the Tender Agreements, TCCC (together with the Offeror) has the shared power to dispose of 6,280,594 Shares representing approximately 57% of the issued and outstanding Shares of the Issuer and the shared power to vote 5,950,650 Shares, representing approximately 54% of the outstanding Shares of the Issuer. The calculation of the foregoing percentages is based on the number of Shares disclosed to the Offeror and TCCC by the Issuer as issued and outstanding as of October 25, 2001. TCCC has shared voting power over 5,950,650 of these Shares and shared dispositive power over 6,280,594 of these Shares. TCCC may be deemed to be the beneficial owner of 6,280,594 Shares, representing approximately 57% of the issued and outstanding Shares of the Issuer as of October 25, 2001.

         Except as set forth herein, to the knowledge of the Offeror and TCCC, no director or executive officer of the Offeror or TCCC beneficially owns any other shares of the Issuer. TCCC and the Offeror expressly disclaim beneficial ownership of any Shares that are covered by the Tender Agreements.

         The information set forth in the Introduction of the Offer to Purchase,
Section 9 ("Certain Information Concerning the Offeror and TCCC") of the Offer to Purchase, Section 10 ("Background of the Offer; Contacts with Odwalla, Inc.") of the Offer to Purchase, Section 11 ("The Merger Agreement; the Option Agreement; the Tender Agreements; and the Employment Agreement") of the Offer to Purchase, Section 12 ("Purpose of the Offer; the Merger; Plans for Odwalla, Inc.") of the Offer to Purchase, Section 13 ("Dividends and Distributions") of the Offer to Purchase and Annex I ("Certain Information Concerning the Directors and Officers of the Offeror and TCCC") of the Offer to Purchase is incorporated herein by reference.

         Except as set forth in this Item 5, the Reporting Persons have not effected any transactions in the Shares during the past 60 days.

         (d) - (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in Item 3 is incorporated herein by reference. In addition, the Merger Agreement, the Form of Tender Agreement and the information set forth in the Introduction of the Offer to Purchase, Section 10 ("Background of the Offer; Contacts with Odwalla") of the Offer to Purchase,
Section 11 ("The Merger Agreement; the Option Agreement; the Tender Agreement; and the Employment Agreement") of the Offer to Purchase, Section 12 ("Purpose of the Offer; the Merger; Plans for Odwalla") of the Offer to Purchase, Section 13 ("Dividends and Distributions") of the Offer to Purchase, Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase, Section 15 ("Certain Conditions of the Offer") of the Offer to Purchase and Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase are incorporated herein by reference.


                               Page 7 of 10 Pages
                            Exhibit Index on Page 10

Item 7.  Material to be filed as Exhibits.

*1. Agreement and Plan of Merger, dated as of October 29, 2001, by and among The Coca-Cola Company, TCCC Acquisition Corp. and Odwalla, Inc.

*2. Form of Tender Agreement with voting agreement, dated October 29, 2001, by and among The Coca-Cola Company, TCCC Acquisition Corp. and certain Tendering Shareholders.

*3. Form of Tender Agreement without voting agreement, dated October 29, 2001 by and among The Coca-Cola Company, TCCC Acquisition Corp. and certain Tendering Shareholders.

*4.      Offer to Purchase dated November 6, 2001.

*5.      Form of Letter of Transmittal.

---------
* Incorporated by reference from the Schedule TO, filed with the Securities and Exchange Commission on November 6, 2001 by the Offeror and TCCC.


                               Page 8 of 10 Pages
                            Exhibit Index on Page 10

                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2001


                                            THE COCA-COLA COMPANY

                                            By: /s/ David M. Taggart
                                               --------------------------------
                                            Name:  David M. Taggart
                                            Title: Vice President and Treasurer


                                            TCCC ACQUISITION CORP.

                                            By: /s/ Shawn Sugarman
                                               --------------------------------
                                            Name: Shawn Sugarman
                                            Title: Chief Financial Officer


                               Page 9 of 10 Pages
                            Exhibit Index on Page 10

                                 EXHIBIT INDEX


Exhibit           Description
-------           -----------

*1.               Agreement and Plan of Merger dated as of October 29, 2001, by and among The Coca-Cola Company,
                  TCCC Acquisition Corp. and Odwalla, Inc.

*2.               Form of Tender Agreement with voting agreement, dated October 29, 2001, by and among The Coca-Cola
                  Company, TCCC Acquisition Corp. and certain Tendering Shareholders.

*3.               Form of Tender Agreement without voting agreement, dated October 29, 2001 by and among
                  The Coca-Cola Company, TCCC Acquisition Corp. and certain Tendering Shareholders.

*4.               Offer to Purchase dated November 6, 2001.

*5.               Form of Letter of Transmittal.

---------
* Incorporated by reference from the Schedule TO, filed with the Securities and Exchange Commission on November 6, 2001 by the Offeror and TCCC.


                              Page 10 of 10 Pages
                            Exhibit Index on Page 10